HOLODIA INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Holodia Inc.
Dover, Delaware

We have reviewed the accompanying consolidated financial statements of Holodia Inc., which comprise the consolidated balance sheets as of December 31, 2021, and 2020, and the related consolidated statements of income, consolidated statements of equity and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Holodia Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
August 23, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

HOLODIA INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 457,571	$ 76,390
Accounts receivable, net	16,029	17,466
Due from related parties	19,987	9,895
Common stock receivable	54,840	56,630
Prepaid expenses and other current assets	1,123	-
TOTAL CURRENT ASSETS	549,550	160,381
OTHER ASSETS		
Software development costs	329,040	353,705
Investments	74,260	64,623
TOTAL OTHER ASSETS	403,300	418,328
TOTAL ASSETS	$ 952,850	$ 578,709

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 14,168	$ 10,847
Deferred income and accrued expenses	48,603	20,127
Notes payable - current portion	46,051	-
TOTAL CURRENT LIABILITIES	108,822	30,974
LONG-TERM LIABILITIES		
Notes payable	280,007	-
Convertible note	101,458	1,093,774
TOTAL LONG-TERM LIABILITIES	381,465	1,093,774
TOTAL LIABILITIES	490,287	1,124,748
SHAREHOLDERS' EQUITY		
Common stock, see note 8	75	-
Additional paid-in capital	989,603	989,603
SAFE obligations	1,467,441	-
Accumulated deficit	(1,994,556)	(1,535,642)
TOTAL SHAREHOLDERS' EQUITY	462,563	(546,039)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 952,850	$ 578,709

See independent accountant's review report and accompanying notes to financial statements.

HOLODIA INC.
CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ 600,148	$ 236,525
COST OF GOODS SOLD	371,864	121,187
GROSS PROFIT	228,284	115,338
OPERATING EXPENSES		
Amortization expense	48,791	76,563
General and administrative	638,542	538,326
Sales and marketing	216,485	99,625
TOTAL OPERATING EXPENSES	903,818	714,514
NET OPERATING LOSS	(675,534)	(599,176)
OTHER INCOME/(EXPENSES)		
Interest expense	(1,458)	-
Other income	-	4,482
Grant income	20,000	-
TOTAL OTHER INCOME/(EXPENSES)	18,542	4,482
NET LOSS	$ (656,992)	$ (594,694)
OTHER COMPREHENSIVE INCOME		
Foreign currency translation income	198,078	4,250
TOTAL COMPREHENSIVE INCOME (LOSS)	$ (458,914)	$ (590,444)

See independent accountant's review report and accompanying notes to financial statements.


HOLODIA INC.
CONSOLIDATED STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)


	Common Stock		Additional Paid-in Capital	SAFE Obligations	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount				
BEGINNING BALANCE, JANUARY 1, 2020	-	$ -	989,603	-	$ (945,198)	$ 44,405
Other comprehensive income	-	-	-	-	4,250	$ 4,250
Net loss	-	-	-	-	(594,694)	$ (594,694)
ENDING BALANCE, DECEMBER 31, 2020	-	$ -	$ 989,603	$ -	$ (1,535,642)	$ (546,039)
Other comprehensive income	-	-	-	-	198,078	$ 198,078
Issuance of SAFE obligations	-	-	-	1,467,441	-	$ 1,467,441
Issuance of common stock	752,847	75	-	-	-	$ 75
Net loss	-	-	-	-	(656,992)	$ (656,992)
ENDING BALANCE, DECEMBER 31, 2021	**752,847**	**$ 75**	**$ 989,603**	**$ 1,467,441**	**$ (1,994,556)**	**$ 462,563**


See independent accountant's review report and accompanying notes to financial statements.


HOLODIA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (458,914)	$ (590,444)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Amortization expense	48,791	76,563
(Increase) decrease in assets:		
Accounts receivable	1,437	(3,087)
Due from related parties	(10,092)	12,804
Common stock receivable	1,790	(56,630)
Prepaid expenses and other current assets	(1,123)	51,680
Increase (decrease) in liabilities:		
Accounts payable	3,321	(20,456)
Accrued interest on convertible notes	1,458	-
Deferred income and accrued expenses	28,476	(13,092)
CASH USED FOR OPERATING ACTIVITIES	(384,856)	(542,662)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(24,126)	(153,785)
Cash used for investments	(9,637)	(39,403)
CASH USED FOR INVESTING ACTIVITIES	(33,763)	(193,188)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	100,000	626,059
Issuance of common stock	75	-
Issuance of convertible notes prior to conversion to SAFE	373,667	-
Issuance of note payable	326,058	-
CASH PROVIDED BY FINANCING ACTIVITIES	799,800	626,059
NET INCREASE (DECREASE) IN CASH	381,181	(109,791)
CASH AT BEGINNING OF YEAR	76,390	186,181
CASH AT END OF YEAR	$ 457,571	$ 76,390
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company").

Holodia Inc. was incorporated in the State of Delaware on August 12, 2021.

Holodia AG was incorporated in the Country of Switzerland on February 23, 2017. Holodia AG is wholly owned and operated by Holodia Inc.

The Company brings life back to boring cardio machines with the use of Virtual Reality (VR) environments that are based on real or imaginary locations. In addition, through the VR environments it allows for entertainment, competition, and motivation for cardio users along with a new revenue stream for fitness centers.

Going Concern
Since Inception, the Company has relied on funds from related party notes, share issuances, SAFE obligations and convertible notes issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of Holodia Inc. and Holodia AG (collectively, the "Company). Holodia AG are fully owned by Holodia Inc. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

1.   **Summary of Significant Accounting Policies (continued)**

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, and 2020, the Company believed all amounts in accounts receivable are collectable.

Software Development Costs
In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the Holodia platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company began amortizing the costs of the software in 2020 and recorded $48,791 and $76,563 in amortization expense during the years ending December 31, 2021 and 2020.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used,

1.   **Summary of Significant Accounting Policies (continued)**

Software Development Costs (continued)
and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021, and 2020.

Foreign Currency Translation
The functional currencies of the Company's subsidiary were determined as the US dollar, which is the currency of their primary economic environment. Amounts incurred in Swiss Franc dollars are translated into the functional currency as follows:

1. Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;
2. Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and
3. Revenues and expenditures at rates approximating the average rate of exchange for the year.

As of December 31, 2021, and 2020 the exchange rates used were 1.0968 and 1.1326 provided by Exchange-Rates.org, respectively.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware and Country of Switzerland.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs

See independent accountant's review report.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Fair Value of Financial Instruments (continued)
are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling access to a VR workout headset. The Company's payments are generally collected upfront. For years ending December 31, 2021, and 2020 the Company recognized $600,148 and $236,525 in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Due from Related Parties**

Since inception, related parties of the Company have received loans from the Company with balances of $19,987 and $9,895, respectively, as of December 31, 2021, and 2020. The amounts bear no interest or maturity dates. Management believes that the funds will be received back within the next year.

4.   **Investments**

Holodia AG invested in Gameyourgame, Inc. in a form of a convertible note. Investments in equity securities of nonpublic entities without readily determinable fair values are carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer and totaled $74,260 and $64,623 at December 31, 2021 and 2020, respectively. The Company reviews its equity securities without readily determinable fair values on a regular basis to determine if the investment is impaired. For purposes of this assessment, the Company considers the investee's cash position, earnings and revenue outlook, liquidity and management ownership, among other factors, in its review. If management's assessment indicates that an impairment exists, the Company estimates the fair value of the equity investment and recognizes in current earnings an impairment

4.   Investments (continued)

loss that is equal to the difference between the fair value of the equity investment and its carrying amount. As of December 31, 2021 and 2020, the Company did not record any impairment losses/gains related to their investment in Gameyourgame, Inc.

5.   Convertible Notes

During 2021, the Company issued two convertible promissory notes for a total of $100,000. The notes carry 6% APRs and maturity dates in 2023. The convertible promissory notes are unsecured and are convertible into shares of the Company's preferred stock upon a subsequent qualified financing event, sale of the company or at the maturity date.

In the event of a qualified financing event the notes and accrued interest are convertible into a price per share equal to the lesser of (i) 80% of the price per share paid by the other purchasers of the preferred stock sold in the qualified financing and (ii) an amount obtained by dividing $5,950,000 by the fully diluted capitalization of the Company. In the event that a qualified financing does not occur, the notes and accrued interest are convertible into the number of shares obtained by dividing $5,950,000 by the fully diluted capitalization of the Company. In the event of a conversion upon change of control, the notes and accrued interest are either due and payable immediately prior to the closing or convert the same way it would upon maturity.

During 2021, all convertible notes issued by Holodia AG were converted into SAFE obligations. A total of $1,452,441 of SAFEs were issued in exchange for the outstanding convertible notes, which totaled $1,633,065 immediately prior to the conversion. The Company recorded a $180,624 foreign translation gain related to this transaction. See Note 7 for a further discussion of the SAFE obligations.

6. <u>**Notes Payable**</u>

Debt consisted of the following at December 31, 2021, and 2020:

	2021	2020
Contract note payable; interest at 6% per annum, maturing in September 2024, monthly payment of $2,690, uncollateralized.	$ 83,328	$ -
Contract note payable; interest at 6% per annum, maturing in December 2032, monthly payment of $2,641, uncollateralized.	242,730	-
	$ 326,058	$ -
Less: Current portion of note payable	46,051	-
Long term portion of note payable	280,007	-

Maturity of the note payable is as follows:

December 31, 2022	$ 46,051
December 31, 2023	48,892
December 31, 2024	45,475
December 31, 2025	21,424
December 31, 2026	22,746
Thereafter	141,470
	$ 326,058

7. <u>**Equity**</u>

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at a $0.0001 par value per share. As of December 31, 2021, and 2020, 752,847 and nil shares have been issued and are outstanding.

SAFE Obligations
The Company issued Simple Agreements for Future Equity ("SAFEs") for $1,467,441 and nil, as of December 31, 2021 and 2020, respectively. The agreements state if there is an equity financing before the termination of this SAFE, on the initial closing of an equity financing, the SAFE will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2021, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

7. **Equity (continued)**

SAFE Obligations (continued)
As of December 31, 2021 and 2020, the Company had $1,467,441 and nil of SAFE obligations outstanding, with valuation caps of $5,495,000 - $10,000,000 and discount rates ranging from 0% - 20%.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2021, and 2020 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the years ended December 31, 2021 and 2020.

8. **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on August 12, 2021 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

9. **Subsequent Events**

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $500,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Inc and it's wholly owned subsidiaries (the "Intermediary" aka "Wefunder"). The Intermediary will be entitled to receive a 7.5% commission fee.

Managements Evaluation
The Company has evaluated subsequent events through August 23, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.